Cowen and Company, LLC

Statement of Financial Condition

December 31, 2018

(SEC I.D. No. 8-22522)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
599 Lexington Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James R. Simmons **646-562-1803**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, James Simmons, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen and Company LLC, as of December 31st, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Simmons
Chief Financial Officer

Notary Public

KEITH GOLDEN
NOTARY
NO. 02GO6074892
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
PUBLIC
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC
Index
December 31, 2018



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member of
Cowen and Company, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen and Company, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

February 28, 2019

Cowen and Company, LLC
Statement of Financial Condition
December 31, 2018

(in thousands)

Assets

Cash	$	74,356
Cash segregated in compliance with federal regulations		28,710
Securities owned, at fair value		129,779
Receivables on derivative contracts, at fair value		15,373
Receivables from brokers, dealers and clearing brokers, net of allowance of $1,143		82,108
Deposits with clearing brokers		1,012
Corporate finance and syndicate fees receivable		31,714
Due from related party		58,403
Goodwill		3,519
Deferred tax assets		40,845
Other assets		1,119
Total assets	$	466,938

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	21,864
Payables on derivative contracts, at fair value		9,886
Payables to brokers and dealers		1,181
Payables to customers		3,913
Soft dollar payables		7,556
Syndicate fees payable		13,877
Due to related parties		262
Compensation payable		138,747
Accounts payables, accrued expenses and other liabilities		8,848
Total liabilities		206,134
Member's equity		260,804
Total liabilities and member's equity	$	466,938

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of Business**

    Cowen and Company, LLC (the "Company" or "Cowenco"), a Delaware single member limited liability corporation, is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. ("CHI") which is an indirectly owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent"). The Company offers research, sales and trading, investment banking and commission management services to companies and institutional investor clients primarily in the healthcare, technology, media and telecommunications, information and technology services, consumer, aerospace and defense, industrials, energy and transportation sectors. The Company clears its securities transactions with third party broker-dealers and affiliated broker-dealers on a fully disclosed basis and does not carry customer securities.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

    Use of Estimates
    The preparation of the accompanying financial statements in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

    Cash
    Cash consists of cash held on deposit and is concentrated at Bank of America, N.A.

    Cash Segregated in Compliance with Federal Regulations
    Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under SEC Rule 15c3-3(k)(2)(i). Segregated cash is held in Bank of America, N.A. and BMO Harris Bank NA.

    Deposits with Clearing Brokers
    Under the terms of the agreements between the Company and some of its clearing brokers, balances owed to clearing brokers are collateralized by certain of the Company's cash and securities balances.

    Allowance for Doubtful Accounts
    Commissions are reported net of an allowance for doubtful accounts and are assessed for impairment when aged over 180 days. The allowance for doubtful accounts is based on the Company's assessment of the collectability of securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

    Securities Transactions
    Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, units, warrants, rights, preferred stocks and Exchange Traded Funds ("ETFs"). The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price. Certain positions for which trading activity may not be readily visible, consisting primarily of corporate debt are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability. Level 3 securities consist of equities where market data is not readily available or observable.

Derivative Contracts

Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within

level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as options have inputs which can generally be corroborated by market data and are therefore classified within level 2. OTC derivatives such as options where market data is not readily available or observable are classified as level 3.

Due to/from Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company has commission sharing agreements with some affiliates. The Company offers commission management services for brokerage clients of affiliates. Additionally, the Company clears its securities transactions with an affiliated broker-dealer.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Receivables From and Payables to Brokers, Dealers and Clearing Brokers
Receivable from and payable to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to securities transactions, net and receivables and payables for unsettled transactions.

Other Assets
Other assets consist primarily of prepaid expenses, research fees receivable, interest and dividends receivables and other miscellaneous receivables.

Payables to Customers
The Company receives commissions from its clearing broker and rebates a portion of those commissions to its customers under its Commission Recapture program.

Compensation Payable
Compensation is comprised of discretionary cash bonuses, commissions, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

Accounts Payables, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consists of SIPC fees payable, conference expense payable, deferred income, accrued expenses, and other miscellaneous liabilities.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. At December 31, 2018, the Company did not have a reserve for contingencies.

Goodwill
In accordance with US GAAP, the Company tests goodwill for impairment on an annual basis or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under GAAP, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than

its carrying amounts as a basis for determining if it is necessary to perform the two-step approach. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Goodwill was tested as of December 31, 2018 and no impairment charges were considered necessary.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 6, "Income Taxes" for additional information and disclosures.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans.

Recently Issued Accounting Pronouncements

In August 2018, as part of its disclosure framework project, the FASB amended the disclosure requirements for fair value measurement. The amendments update and eliminate various disclosure requirements that improve the overall usefulness of the disclosure requirement for financial statement users and reduce costs by eliminating disclosures that may not be useful. The guidance is effective for business entities for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Since the guidance only relates to disclosure requirements, the Company does not expect this guidance to have a material impact on its statement of financial condition or its statement of operations.

In March 2017, the FASB issued guidance to amend the amortization period for certain purchased callable debt securities held at a premium. Under current guidance, entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument. The new guidance shortened the amortization period for the premium to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized

to maturity. The amendments in this guidance are effective for public business entities for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's financial statements and does not expect this guidance to have a material impact on its statement of financial condition as the Company does not hold any material callable debt securities.

In January 2017, the FASB issued guidance that simplifies the subsequent measurement of goodwill. The new guidance eliminated Step 2 from the goodwill impairment test which was required in computing the implied fair value of goodwill. Instead, under the new amendments, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. If applicable, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. The amendments in this guidance are effective for business entities for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019 with early adoption permitted after January 1, 2017. The Company is currently evaluating the impact of this guidance on the Company's financial statements. The Company expects this guidance to simplify its goodwill impairment analysis.

3.   **Fair Value Measurements**

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2018:

(in thousands)	Securities Owned		Securities Sold, Not Yet Purchased
Common stocks, ETFs and units	$	119,634	$ 20,862
Warrants and rights		5,901	52
Corporate bonds		3,770	750
Preferred stocks		450	200
Trade claims		24	—
	$	129,779	$ 21,864

Securities owned, at fair value are held by the Company and are considered held for trading. Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in market risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected on the statement of financial condition. Substantially all equity securities are pledged to the clearing brokers under terms which permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2018:

(in thousands)	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks, ETFs and units	$ 117,115	$ —	$ 2,519	$ 119,634
Warrants and rights	5,901	—	—	5,901
Corporate bonds	—	3,770	—	3,770
Preferred stocks	450	—	—	450
Trade claims	—	—	24	24
Receivables on derivative contracts, at fair value				
Options	15,373	—	—	15,373
	$ 138,839	$ 3,770	$ 2,543	$ 145,152

(in thousands)	Liabilities at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at fair value				
Common stocks, ETFs and units	$ 20,862	$ —	$ —	$ 20,862
Warrants and rights	52	—	—	52
Preferred stocks	200	—	—	200
Corporate bonds	—	750	—	750
Payables on derivative contracts, at fair value				
Options	9,886	—	—	9,886
	$ 31,000	$ 750	$ —	$ 31,750

The following table presents a rollforward of the amounts for the year ended December 31, 2018, for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

(in thousands)	Common stocks	Trade claims	Total
Assets			
Beginning balance	$ 181	$ 84	$ 265
Transfers in	—	—	—
Purchases	2,779	44	2,823
Sales	(133)	(124)	(257)
Realized and unrealized gains/(losses)	(308)	20	(288)
	$ 2,519	$ 24	$ 2,543

Transfers between level 1 and 2 generally relate to whether the principal market for the security becomes active or inactive. There were no transfers between level 1 and level 2 securities for the year ended December 31, 2018. Transfers between level 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements or due to change in liquidity restrictions for the investments. There were no transfers between level 2 and 3. The quantitative disclosures exclude financial instruments for which the determination of fair value is based on prices from recent transactions.

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the Valuation Committee as well as periodic reviews performed by the Ultimate Parent's Internal Audit Group. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The US GAAP fair value leveling hierarchy is assigned and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the Valuation Committee and the Internal Audit Group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and are subject to interpretation. The

interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement. The primary input to the Company's level 3 securities was based on recent transactions in inactive markets that were considered in the valuation technique.

The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk and changes in the liquidity of markets. At December 31, 2018, the Company held 71,664 equity option contracts and had receivables of $15.4 million which is included in receivables on derivative contracts, at fair value on the statement of financial condition. At December 31, 2018, the Company sold 66,584 equity option contracts and had payables of $9.9 million which is included in payables on derivative contracts, at fair value on the statement of financial condition.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2018.

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Net amounts
Receivable on derivative contracts, at fair value	$ 15,373	$ —	$ 15,373	$ —	$ 15,373
Payable on derivative contracts, at fair value	9,886	—	9,886	—	9,886

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of collateral held or posted.

4. **Receivables from and Payables to Brokers, Dealers and Clearing Brokers**

Receivables from and payables to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to securities transactions, net and receivables and payables for unsettled transactions. Commissions are reported net of an allowance for doubtful accounts and are assessed for impairment when aged over 180 days. For the year ended December 31, 2018, the allowance on aged commissions was $1.1 million.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2018, consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 60,498	$ —
Commissions and fees	21,610	1,181
	$ 82,108	$ 1,181

Cowen and Company, LLC
Notes to Financial Statement
December 31, 2018

5. **401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation**

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Forgivable Loans
A portion of certain employees' compensation is paid in the form of a forgivable loan. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Ultimate Parent forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Ultimate Parent any unvested forgivable loans granted to them. The vesting period on forgivable loans is one to three years.

Deferred Cash Awards
Under the 2010 CI Equity Plan, the Company awarded $33.8 million of deferred cash awards to its employees during the twelve months ended December 31, 2018. These awards vest over a four year period and accrue interest at 0.70% per year.

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2018, there were no shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2018:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Beginning balances as of December 31, 2017	4,348,663	$ 18.33
Granted	2,057,229	14.20
Vested	(1,606,822)	15.52
Transferred	8,377	15.54
Forfeited	(55,187)	14.82
Ending balances as of December 31, 2018	4,752,260	$ 17.53

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

Performance linked restricted stock units of 322,688 were awarded to employees of the Company in December 2013 and January 2014. An additional 387,500 performance linked restricted stock units were awarded in March 2016. Of the awards granted, 54,689 have been forfeited through December 31, 2018. The remaining awards as of December 31, 2018, will vest between March 2019 and December 2020 and will be earned only to the extent that CI attains specified market conditions

11

relating to its volume-weighted average share price and total shareholder return in relation to certain benchmark indices and performance goals relating to aggregate net income and average return on shareholder equity. The actual number of restricted stock units ("RSUs") ultimately earned could vary from 0, if performance goals are not met, to as much as 150% of the targeted award. Each RSU is equal to the one share of CI's Class A common stock.

6. **Income Taxes**

For the year ended December 31, 2018, the effective tax rate of 30.0% differs from the statutory rate of 21.0% primarily due to state and local taxes as well as non-deductible expenses. .

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

The components of the Company's deferred tax assets and liabilities as of December 31, 2018 are as follows:

(in thousands)

Deferred tax assets

Compensation and employee benefits	37,256
Goodwill	2,440
Other	1,261
Total deferred tax assets	40,957
Valuation allowance	—
Deferred tax assets, net of valuation allowance	40,957
Deferred tax liabilities	
Other	(112)
Total deferred tax liabilities	(112)
Deferred tax assets, net of deferred tax liabilities	$ 40,845

The Company's ultimate Parent, CI, is open to examination for the IRS and state and local tax authorities where the Company has significant operations, including New York State and City, for tax years 2015 through 2017. During 2018, the Company's Ultimate Parent concluded an IRS audit for the 2014 tax year consolidated federal tax filing with no adjustments. The Company is currently not under audit. The Company does not have any uncertain tax positions recorded as of December 31, 2018.

7. **Contingencies and Commitments**

Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings

include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Long-Term Commitments
The Company entered into agreements with certain information technology and clearing services providers including Raptor Trading Systems Inc., Bloomberg LP, S&P Capital IQ, IPREO Data Inc., Gartner Inc. and S&P RatingsDirect. As of December 31, 2018, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2019	$	11,116
2020		2,827
2021		59
	$	14,002

8. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2018, the Company had net capital of approximately $91.9 million, which was approximately $90.9 million in excess of its minimum net capital requirement.

The Company claims an exemption under SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealers that carry those accounts. In addition, the Company claims an exemption under SEC Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, since it conducts soft dollar transactions with customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers".

Proprietary balances held at the clearing brokers or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

9. **Transactions with Related Parties**

The Company previously entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement based on time, usage and headcount. At December 31, 2018, the Company has a $58.4 million receivable from CSC, which is included in due from related party on the statement of financial condition.

10. **Guarantees and Off-Balance-Sheet Arrangements**

Customer Activities
The Company does not have material off-balance sheet arrangements as of December 31, 2018. However, through indemnification provisions in its clearing agreements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreements, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Market Risk
Market Risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and over-the-counter markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally two business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

Credit Risk

Credit Risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's maximum exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

11. **Subsequent Events**

The Company has evaluated events through February 28, 2019 and has determined that there were no subsequent events requiring adjustment or disclosure in the accompanying financial statements.